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                    October 5, 2023

       Shawn Owen
       Interim Chief Executive Officer
       Salt Blockchain Inc.
       c/o Ballard Spahr LLP
       1735 Market Street, 51st Floor
       Philadelphia, PA 19103

                                                        Re: Salt Blockchain
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed September 10,
2021
                                                            Response Dated July
31, 2023
                                                            File No. 000-56283

       Dear Shawn Owen:

              We issued comments on the above captioned filing on August 25, 2023. On September
       12, 2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact David Lin at (202) 551- 3552 or Sandra Hunter Berkheimer at (202) 551-
       3758 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Crypto Assets
       cc:                                              Peter Jaslow